

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2026

Chad A. Teply
Principal Executive Officer
Transcontinental Gas Pipe Line Company, LLC
2800 Post Oak Boulevard
Houston, TX 77056

> **Re: Transcontinental Gas Pipe Line Company, LLC**
> **Registration Statement on Form S-4**
> **Filed February 24, 2026**
> **File No. 333-293691**

Dear Chad A. Teply:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja Majmudar at 202-551-3844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Robyn Zolman